PRESS RELEASE	Exhibit 99.3

Addex Therapeutics Reports First Quarter 2026 Financial Results and Provides Corporate Update

Ad Hoc Announcement Pursuant to Art. 53 LR

Geneva, Switzerland, June 25, 2026 - Addex Therapeutics (SIX and Nasdaq: ADXN), a clinical-stage biopharmaceutical company focused on developing a portfolio of novel small molecule allosteric modulators for neurological disorders, today reported its Q1 2026 financial results and provided a corporate update.

“Our spin-out, Neurosterix, made great progress during the quarter and are on track to complete the Phase 1 study with NTX-253, an M4 positive allosteric modulator with potential in schizophrenia, in July,” said Tim Dyer, CEO of Addex. “We look forward to seeing the data from the study when available later in the summer.”

Operating Highlights:

•	Spin-out Neurosterix continued to progress through Phase 1 clinical development with the M4 PAM candidate NTX-253
•	Continued advancing GABAB PAM chronic cough candidate through preclinical development

Key Q1 2026 Financial Data

CHF’ thousands	Q1 26	Q1 25	Change
Income	8	71	(63)
R&D expenses	(36)	(156)	120
G&A expenses	(452)	(521)	69
Total operating loss	(480)	(606)	126
Finance result, net	(3)	(19)	16
Share of net loss of associates	(1,229)	(848)	(381)
Net loss for the period	(1,712)	(1,473)	(239)
Total basic and diluted net loss per share	(0.01)	(0.01)	-
Net increase / (decrease) in cash during the period	(704)	(517)	(187)
Cash and cash equivalents	935	2,825	(1,890)
Shareholders’ equity	3,287	8,296	(5,009)

Financial Summary:

Income relates to the fair value of the services received from Neurosterix’s Group at zero cost.

R&D expenses were close to nil during the three-month period ended March 31, 2026 and decreased by CHF 0.1 million compared to the same period ended March 31, 2025, primarily due to reduced services received at zero cost from Neurosterix’s Group.

G&A expenses decreased by CHF 0.1 million during the three-month period ended March 31, 2026, compared to the same period ended March 31, 2025, primarily due to reduced professional fees of CHF 0.2 million partially offset by increased staff costs of CHF 0.1 million.

Basic and diluted loss per share remained stable at CHF 0.01 per share for the three-month periods ended March 31, 2026 and 2025.

Cash and cash equivalents decreased to CHF 0.9 million at March 31, 2026, compared to CHF 2.8 million at March 31, 2025. The decrease of CHF 1.9 million between March 31, 2026, and March 31, 2025, is primarily due to operating and investing activities partially offset by the sale of treasury shares and ADSs.

Q1 2026 Consolidated Financial Statements:

The Q1 2026 financial report can be found on the Company’s website in the investor/download section here.

Conference Call Details:

A conference call will be held today, on June 25, 2026, at 16:00 CEST (15:00 BST / 10:00 EDT / 07:00 PDT) to review the financial results. Tim Dyer, Chief Executive Officer and Mikhail Kalinichev, Head of Translational Science, will deliver a brief presentation followed by a Q&A session.

Joining the Conference Call:

1.	Participants are required to register in advance of the conference using the link provided below. Upon registering, each participant will be provided with Participant Dial-in numbers, and a unique Personal PIN.

2.	In the 10 minutes prior to the call’s start time, participants will need to use the conference access information provided in the e-mail received at the point of registering. Participants may also use the call me feature instead of dialing the nearest dial in number.

Webcast registration link: Registration webcast

Conference call registration link: Registration conference media

About Addex Therapeutics

Addex Therapeutics is a clinical-stage biopharmaceutical company focused on developing a portfolio of novel small molecule allosteric modulators for neurological disorders. Addex’s lead drug candidate, dipraglurant (mGlu5 negative allosteric modulator or NAM), is under evaluation for future development in brain injury recovery, including post-stroke and traumatic brain injury recovery. Addex’s partner, Indivior, has selected a GABAB PAM drug candidate for development in substance use disorders and has successfully completed IND enabling studies. Addex is advancing an independent GABAB PAM program for chronic cough. Addex holds a 20% equity interest in a private spin out company, Neurosterix US Holdings LLC, which is advancing a portfolio of allosteric modulator programs, including M4 PAM for schizophrenia, psychosis and mood-related disorders and mGlu7 NAM for mood disorders. In addition, Addex has invested in Stalicla, a private Swiss company pioneering a precision medicine approach for neurodevelopmental and neuropsychiatric disorders.

Addex shares are listed on the SIX Swiss Exchange and American Depositary Shares representing its shares are listed on the NASDAQ Capital Market, and trade under the ticker symbol “ADXN” on each exchange. For more information, visit www.addextherapeutics.com.

Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)7968 022075 msinclair@halsin.com

Addex Forward Looking Statements:

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including statements about the intended use of proceeds of the offering. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release, are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, uncertainties related to market conditions. These and other risks and uncertainties are described in greater detail in the section entitled “Risk Factors” in Addex Therapeutics’ Annual Report on Form 20-F, prospectus and other filings that Addex Therapeutics may make with the SEC in the future. Any forward-looking statements contained in this press release represent Addex Therapeutics’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Addex Therapeutics explicitly disclaims any obligation to update any forward-looking statements.